February 22, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran	Brown

    Christina DiAngelo

Re: Nuveen Multistate Trust II (the “Registrant”);

File No. 333-179071

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on February 16, 2012 with respect to the Registrant’s Registration Statement filed on January 18, 2012, relating to the issuance of shares in connection with the proposed reorganizations (the “Reorganizations”) of Nuveen California Tax Free Fund (“Tax Free Fund”) and Nuveen California Municipal Bond Fund 2 (“Municipal Bond Fund 2”) into Nuveen California Municipal Bond Fund (the “Acquiring Fund”). The Tax Free Fund and Municipal Bond Fund 2 are referred to herein each as an “Acquired Fund” and together as the “Acquired Funds,” and the Acquiring Fund and the Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:      The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please add disclosure in the Answer to the Question “Who will bear the costs of the reorganizations?” and in the Proxy Statement/Prospectus to clarify that the expense information provided assumes the approval of both reorganizations and that the expenses could differ if one of the reorganizations is not approved.

Securities and Exchange Commission

February 22, 2012

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(3)	Comment: Please include disclosure relating to the change in exchange options as a result of the Tax Free Fund’s different transfer agent. Specifically, state whether the exchange options of the Tax Free Fund’s shareholders following the Reorganization of the Fund will be more limited as a result of the change in transfer agents.

Response:      The Registrant has revised the disclosure as requested.

(4)	Comment: Please include an explanation of the practical differences, if any, between the investment objectives of the Tax Free Fund and the Acquiring Fund.

Response:      For the information of the staff, the Registrant does not believe that there are material differences in the investment objectives. Accordingly, the Registrant believes the current disclosure is sufficient.

(5)	Comment: In regards to the comparison of the Funds’ investment strategies, with respect to the Tax Free Fund’s investment strategy of investing up to 20% of its net assets in taxable obligations, please indicate whether net assets includes the amount of any borrowings for investment purposes.

Response:      For the information of the staff, the Tax Free Fund’s strategy of investing up to 20% of its net assets in taxable obligations does not include the amount of any borrowings for investment purposes.

(6)	Comment: In the Fee Table, please (i) confirm that the Tax Free Fund does not have acquired fund fees and expenses of one basis point or more that should be disclosed in a separate line item; (ii) confirm that the current expense limitation arrangement for the Tax Free Fund would not have been extended beyond June 30, 2012 had the Reorganization not been proposed for that Fund; (iii) add language to the lead-in paragraph to the Fee Table indicating that the numbers in the Fee Table do not reflect the Tax Free Fund’s expense limitation arrangement that is in place until June 30, 2012; and (iv) include in the Example to the Fee Table, in each respective Class C1 shares row, the applicable Class A shares’ amounts and include disclosure in the lead-in paragraph and a footnote explaining that the amounts shown are for Class A shares of the Acquiring Fund because Class C1 shareholders will receive Class A shares as a result of the Reorganization of the Tax Free Fund.

Securities and Exchange Commission

February 22, 2012

Response:      For the information of the staff, the Registrant confirms that the acquired fund fees and expenses of the Tax Free Fund do not equal or exceed one basis point, and that there were no discussions between the Board and the Adviser with respect to extending the expense limitation arrangement for the Tax Free Fund prior to the Board’s approval of the reorganization of such Fund into the Acquiring Fund. The Registrant has added disclosure in response to the staff’s remaining comments.

(7)	Comment: With respect to the pro forma scenarios included in the Fee Table, please confirm the pro forma combined fund operating expenses.

Response:      For the information of the staff, the Registrant confirms the numbers shown for the two combined fund scenarios in the Fee Table.

(8)	Comment: With respect to the pro forma scenarios included in the Fee Table and Capitalization Table, please confirm the methodology used to determine which scenarios would be presented and consider adding corresponding language to the lead-in paragraphs to such tables.

Response:      For the information of the staff, based on prior discussions with the staff, the Registrant has shown two pro forma scenarios for the combined fund, (i) assuming both Reorganizations are consummated (which Nuveen believes would be the most likely scenario and result in the lowest total annual fund operating expenses) and (ii) assuming only the Reorganization of the Tax Free Fund is consummated (which would result in the highest total annual fund operating expenses). The Registrant has added disclosure to clarify the scenarios presented.

(9)	Comment: Please clarify whether Acquired Fund shareholders would be subject to any sales load with respect to the shares of the Acquiring Fund received as a result of the Reorganizations.

Response:      The Registrant has clarified the disclosure to explain that Acquired Fund shareholders would not be subject to any sales load with respect to any Acquiring Fund shares received in the Reorganization, but any future purchases of Acquiring Fund shares would be subject to the standard fee structure applicable to the class of Acquiring Fund shares.

(10)	Comment: Please provide an explanation for the difference between the Tax Free Fund management fee rate disclosed in the Annual Fund Operating Expenses table and the rate disclosed on page 18 of the Proxy Statement/Prospectus.

Securities and Exchange Commission

February 22, 2012

Response:      For the information of the staff, the Tax Free Fund’s management fee rate disclosed in the Annual Fund Operating Expenses table is the gross fee rate, while the fee rate set forth on page 18 of the Proxy Statement/Prospectus is net of fee waivers and expense reimbursements in effect during the period.

(11)	Comment: Please include the applicable complex-level fee rate as of a recent date.

Response:      The Registrant has included disclosure in response to the staff’s comment.

(12)	Comment: Please include each Fund’s capital loss carryforwards in the “Material Federal Income Tax Consequences” section.

Response:      The Registrant has included disclosure in response to the staff’s comment.

(13)	Comment: In the “Board’s Approval of the Reorganizations” section, please explain how the Tax Free Fund shareholders’ rights will be slightly diminished after the Reorganization, or add an appropriate cross-reference to the discussion in the “Comparison of Massachusetts Business Trusts and Maryland Corporations” section.

Response:      The Registrant has included disclosure in response to the staff’s comment.

(14)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response:      For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(15)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Securities and Exchange Commission

February 22, 2012

Response:      The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. The Funds are substantially similar with the same portfolio manager. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/ Abigail J. Murray

Appendix A

NUVEEN CALIFORNIA MUNICIPAL BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen California Municipal Bond Fund (“Acquiring Fund”), Nuveen California Tax Free Fund (“Tax Free Fund”) and Nuveen California Municipal Bond Fund 2 (“Municipal Bond Fund 2”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1 The Tax Free Fund and Municipal Bond Fund 2 are referred to herein as the “Acquired Funds,” and the Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquiring Fund since 2003, the Municipal Bond Fund 2 since 2005 and the Tax Free Fund since January 1, 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Funds since January 2011. The same portfolio manager currently manages each Fund and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. The portfolio manager has managed the Acquiring Fund since January 2003; whereas, a different portfolio manager managed the Municipal Bond Fund 2 until May 2005 and the Tax Free Fund until January 2011. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund. Nuveen Fund Advisors has agreed to a permanent expense cap with the Acquiring Fund which will remain in place for the combined fund if the Reorganization is completed.

Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the portfolio manager, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of August 31, 2011, the Acquiring Fund had approximately $306 million in assets, the Tax Free Fund had approximately $103 million in assets and the Municipal Bond Fund 2 had approximately $155 million in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Funds will contribute all of their assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Funds will liquidate following the distribution of the Acquiring Fund shares to their respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganizations.